UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2026

Compass Digital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40912	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US HWY 50, Suite 207

Zephyr Cove, NV

(Address of principal executive offices)

89448

(Zip Code)

Registrant’s telephone number, including area code: (775) 339-1671

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On January 6, 2026, Compass Digital Acquisition Corp., a Cayman Islands exempted company (“CDAQ”), entered into an agreement and plan of merger (the “Merger Agreement”) with Titan Holdings Corp., a newly formed Delaware corporation and a direct wholly-owned subsidiary of CDAQ (“Pubco”), Titan SPAC Merger Sub Corp., a newly formed Cayman Islands exempted company and a direct wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), Titan Merger Sub Inc., a newly formed Delaware corporation and a direct wholly-owned subsidiary of Pubco (“Company Merger Sub”), and Key Mining Corp., a Delaware corporation (“KMC”), for a proposed business combination between CDAQ and KMC (the “Business Combination”). KMC is a global critical minerals and infrastructure company focused on acquiring, advancing and developing assets in the Americas with projects in Chile and the United States. Pursuant to the Merger Agreement, (a) Purchaser Merger Sub will merge with and into CDAQ, with CDAQ continuing as the surviving entity and a wholly-owned subsidiary of Pubco, and with the securityholders of CDAQ receiving substantially equivalent securities of Pubco, and (b) Company Merger Sub will merge with and into KMC, with KMC continuing as the surviving entity and a wholly-owned subsidiary of Pubco, and with KMC shareholders receiving shares of Pubco common stock and with Pubco assuming all outstanding KMC options and warrants. As a result, each of CDAQ and KMC will become wholly-owned subsidiaries of Pubco following the consummation of the Business Combination and Pubco will become a publicly-traded holding company for the combined company.

A copy of the press release announcing the execution of the Merger Agreement is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation related to the Merger Agreement and the Business Combination.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco, KMC and CDAQ intend to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of CDAQ and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. CDAQ will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Business Combination and related matters. INVESTORS AND SHAREHOLDERS OF CDAQ AND OTHER INTERESTED PERSONS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders and other interested persons will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CDAQ, Pubco and KMC, without charge, once available, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from CDAQ by going to CDAQ’s website, cdaq-spac.com.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, whether pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Participants in Solicitation

Each of CDAQ, Pubco, KMC and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CDAQ’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of CDAQ is set forth in CDAQ’s Annual Reports on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute forward-looking statements, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding KMC, CDAQ, Pubco and the Business Combination, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, objectives of management for future operations of KMC, expected operating costs of KMC and its subsidiaries, the upside potential and opportunity for investors, KMC’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions and competitive position, the satisfaction of closing conditions to the Business Combination and the level of redemptions of CDAQ’s public shareholders, and KMC’s, Pubco’s and CDAQ’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CDAQ’s securities; the risk that the Business Combination may not be completed by CDAQ’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; the risk that the redemptions of CDAQ’s public shareholders may reduce the public float of, reduce the liquidity of the trading market of the securities of CDAQ; the risks that CDAQ, KMC and Pubco will not raise the anticipated transaction financing that they are seeking in connection with the Business Combination or that the terms of such financing will be on less desirable terms and conditions than currently anticipated; the risks that the conditions to the consummation of the closing under the Merger Agreement may not be satisfied, including the failure to obtain the listing of Pubco common stock on a national securities exchange upon the closing of the Business Combination, and the Business Combination will not be consummated; costs related to the Business Combination and as a result of becoming a public company; the risk that KMC is an exploration stage mining company that also is developing a desalination plant and has limited operating history; the risks that the Titanium Project is in the exploration stage; the risks that inaccuracies of historical information with respect to KMC’s mineral projects could hinder its exploration plans; the risks that suitable infrastructure may not be available or damage to existing infrastructure may occur; the risks that KMC will require substantial additional capital to explore and/or develop the Cerro Blanco Project and KMC may be unable to raise additional capital on favorable terms or at all; the risks that KMC has a limited operating history on which to evaluate its business and performance, and accordingly, KMC’s prospects must be considered in light of the risks that any new company encounters; the risks that KMC has incurred operating losses since inception on February 18, 2020, expect to incur significant operating losses for the foreseeable future and may never achieve or sustain profitability; the risks that the mining industry is highly competitive; the risks that there may be defects in KMC’s rights under the mining claims that comprise the Titanium Project in Chile, and such defects could impair KMC’s ability to explore for mineralized material and to otherwise develop such property; the risks that KMC faces significant risks and hazards inherent to the development and operation of a water desalination project; the risks that the Water Desalination Project’s success depends on entering into and maintaining long-term water purchase agreements with mining, utility and agricultural off-takers, which may not materialize as expected; the risks that the Water Desalination Project’s off-take portfolio is expected to be concentrated in a limited number of mining customers whose operations and water needs may be affected by commodity price volatility, regulatory changes and other factors; the risks that potential demand and offtake for the Water Desalination Project may be insufficient to support its economic viability or profitability; the risks that KMC may be unable to obtain approvals to increase the permitted capacity of the Water Desalination Project as contemplated, which would limit potential returns and could adversely affect KMC’s business; the risks that although the Water Desalination Project has obtained an Environmental Impact Statement approval and most of the permits required to begin construction, certain key permits and land rights, including final maritime concessions and remaining easements, remain outstanding or subject to renewal and challenge; the risks that the Cerro Blanco Project is located in Chile which makes KMC vulnerable to risks associated with operating in one major geographic area; the risks that changes in laws or regulations regarding mining concessions in Chile could increase KMC’s expenses; the risks that after consummation of the proposed Business Combination, KMC experiences difficulties managing its growth and expanding operations; challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; and those risk factors discussed in documents of CDAQ, Pubco or KMC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of CDAQ dated as of October 14, 2021 and filed by CDAQ with the SEC on October 18, 2021, CDAQ’s Quarterly Reports on Form 10-Q, CDAQ’s Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by KMC, Pubco and CDAQ, and other documents filed or to be filed by CDAQ, Pubco and KMC from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of KMC, Pubco or CDAQ presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that KMC, Pubco or CDAQ will achieve its expectations. The inclusion of any statement in this Current Report on Form 8-K does not constitute an admission by KMC, Pubco, CDAQ or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are being filed herewith:

99.1	Press Release, dated January 6, 2026.
99.2	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS DIGITAL ACQUISITION CORP.

By:	/s/ Nick Geeza
Name:	Nick Geeza
Title:	Chief Financial Officer

Date: January 6, 2026